September 23, 2015

Via EDGAR

Pamela Long, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:     Tecogen Inc. (the "Company")
Amendment No. 1 to Registration Statement on Form S-3 originally filed June 22, 2015 (the "Registration Statement")
File No. 333-205147

Dear Ms. Long:

The purpose of this letter is to respond to your office's comment letter dated September 14, 2015 regarding the Company's first amendment to the Registration Statement. For your convenience, your comments appear below in bold text, followed by our response. As discussed over the phone today, September 23, 2015, in addition to filing this correspondence the Company shall simultaneously refile Part II of the Registration Statement to include the corrections outlined below.

1. Please provide the requested Tandy representations in your next response letter.

Please note that these representations have been included in this correspondence.

2. Please amend your filing to provide a consent from McGladrey LLP that properly identifies the date of their report contained in your 2014 Form 10-K, which you incorporate by reference into your Form S-3.

In response to your comment letter and to our discussion today, the Company shall in its second Amendment to the Registration Statement provide a consent from McGladrey LLP that properly identifies the date of McGladrey LLP's printed original report that was provided to the Company in connection with the Company's 2014 Form 10-K.

* * *

The Company respectfully advises the Staff that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 466-6403 if you have any questions or require additional information.

Sincerely,

TECOGEN INC.
/s/ David A Garrison
By:    David A. Garrison
Chief Financial Officer

cc:     Tracey McKoy, Staff Accountant
Jeanne Baker, Assistant Chief Accountant
Asia Timmons-Pierce, Staff Attorney